                                                    ----------------------------
                                                    OMB APPROVAL
                                                    ----------------------------
                                                    OMB Number: 3235-0145
             UNITED STATES                          ----------------------------
   SECURITIES AND EXCHANGE COMMISSION               Expires: October 31, 2002
         Washington, D.C. 20549                     ----------------------------
                                                    Estimated average burden
                                                    hours per response. . . 14.9
                                                    ----------------------------


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 21 )*


                                 DATASCOPE CORP.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    238113104
-------------------------------------------------------------------------------
                                 (CUSIP Number)





Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


           [ ]    Rule 13d-1(b)
           [X]    Rule 13d-1(c)
           [ ]    Rule 13d-1(d)


-------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 238113104                     13G/A                PAGE 2 OF 6 PAGES
          ---------                                              ---  ---
--------------------------------------------------------------------------------
   1       NAMES OF REPORTING PERSON
           I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY)

           Lawrence Saper

--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
           (SEE INSTRUCTIONS)                                          (b)  [ ]


--------------------------------------------------------------------------------
   3       SEC USE ONLY


--------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
                             5      SOLE VOTING POWER

                                           2,774,000
       NUMBER OF
        SHARES              ----------------------------------------------------
     BENEFICIALLY            6      SHARED VOTING POWER
       OWNED BY
         EACH                              0
       REPORTING
        PERSON              ----------------------------------------------------
         WITH                7      SOLE DISPOSITIVE POWER

                                           2,774,000

                            ----------------------------------------------------
                             8      SHARED DISPOSITIVE POWER

                                           0

--------------------------------------------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,774,000
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
                                                                            [X]

--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 18.72%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 IN
--------------------------------------------------------------------------------

                                                               PAGE 3 OF 6 PAGES
                                                                   ---  ---

Item 1.       (a)  Name of Issuer:
                     Datascope Corp.

             (b)  Address of Issuer's Principal Executive Offices:
                   14 Philips Parkway
                   Montvale, NJ 07645

Item 2.       (a)  Name of Person Filing:
                     Lawrence Saper

              (b) Address of Principal Business Office or, if none, Residence: c/o Datascope Corp.
                   14 Philips Parkway
                   Montvale, NJ 07645

              (c)  Citizenship:
                            USA

              (d)  Title of Class of Securities:
                      Common Stock

              (e)  CUSIP Number:
                            238113104

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.3d-2(b) or (c), check whether the person filing is a:

         (a)  [ ] Broker or dealer registered under Section 15 of the Act.

         (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act.

         (c)  [ ] Insurance company as defined in Section 3(a)(19) of the Act.

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

         (e)  [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)
                  (ii)(E).

         (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

         (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

         (j)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                                                               PAGE 4 OF 6 PAGES
                                                                   ---  ---


Item 4.       Ownership.

         (a)  Amount beneficially owned: 2,774,000(1)

         (b)  Percent of class: 18.72%

         (c)  Number of shares as to which the person has:

                    (i)  Sole power to vote or to direct the vote: 2,774,000

                   (ii)  Shared power to vote or to direct the vote: 0

                  (iii)  Sole power to dispose or to direct the disposition of:
                         2,774,000

                   (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.       Ownership of Five Percent or Less of a Class.
                       Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.
                       Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                       Not applicable.

Item 8.       Identification and Classification of Members of the Group.
                       Not applicable.

Item 9.       Notice of Dissolution of Group.
                      Not applicable.





-----------
(1) Does not include (i) 41,885 shares owned by the Lawrence and Carol Saper Foundation, a charitable foundation, (ii) 3,150 shares owned by Mr. Saper's wife, Carol Saper, a citizen of the United States residing at 812 Park Avenue, New York, New York, and (iii) 39,221 shares held in trusts for the benefit of Mr. Saper's minor children, the trustees of which are Carol Saper and Martin Nussbaum, a citizen of the United States residing at 17 Midwood Drive, Greenwich, Connecticut 06831. The Trustees have the sole right to vote and dispose of such shares. Mr. Saper disclaims beneficial ownership of all of the foregoing shares. Includes 440,000 shares issuable pursuant to options exercisable within 60 days, subject to certain conditions.

                                                               PAGE 5 OF 6 PAGES
                                                                   ---  ---



Item 10.      Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               PAGE 6 OF 6 PAGES
                                                                   ---  ---


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   January 29, 2001
                                          -------------------------------------
                                                        (Date)


                                                /s/  Lawrence S. Saper
                                          -------------------------------------
                                                     (Signature)


                                               Lawrence S. Saper
                                               Chairman of the Board
                                               and Chief Executive Officer
                                          -------------------------------------
                                                    (Name/Title)


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss. 240.13d-7 for other parties for whom copies are to be sent.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)